SIDEL

Avenue de la Patrouille de France
Octeville-sur-Mer ◦ BP 204
76053 Le Havre Cedex ◦ France
Tél. 33 (0)2 32 85 86 87
Fax 33 (0)2 32 85 81 00
www.sidel.com

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Le Havre – July 30, 2002

Sidel
Information Pursuant to Rule 12g3-2(b)
File No. (82-4396)

Dear Sir or Madam,

On behalf of Sidel and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated July 30, 2002 regarding **Sidel sales for the six months to June 30, 2002.**

Please do not hesitate to contact the undersigned in Le Havre at (011-33-2-32-85-80-98) should you have any questions.

Very truly yours

Gilles Ruckstuhl
Chief Financial Officer

July 30, 2002

CONSOLIDATED SALES FOR THE SIX MONTHS ENDED JUNE 30, 2002

Sidel: 7.9% growth in billings for the "core businesses" in the first half of 2002

Consolidated sales (1) (in millions of euros)	First-half 2002	First-half 2001	Change 2002 / 2001 %	In millions of euros
Core businesses	**420.0**	**389.4**	**+ 7.9%**	**+ 30.6**
Blowing & Coating	190.6	191.3	- 0.4%	- 0.7
Filling Systems	26.7	32.5	- 17.8%	- 5.8
Packaging Systems	132.6	103.3	+ 28.4%	+ 29.3
Services	70.1	62.3	+ 12.5%	+ 7.8
Other businesses	**93.3**	**95.0**	**- 1.8%**	**- 1.7**
Health & Beauty	58.1	56.5	+ 2.8%	+ 1.6
Overwrapping & Palletization	25.5	29.1	- 12.4%	- 3.6
Powders Handling	9.7	9.4	+ 3.2%	+ 0.3
Total	**513.3**	**484.4**	**+ 6.0%**	**+ 28.9**
By geographical area:				
Europe	209.1	218.4	- 4.3%	- 9.3
North America	155.2	141.9	+ 9.4%	+ 13.3
South America	22.3	24.1	- 7.5%	- 1.8
Middle East/Africa	37.1	23.5	+ 57.9%	+ 13.6
Asia-Pacific	89.6	76.5	+ 17.1%	+ 13.1

(1) Unaudited data. Based on constant exchange rates, Group sales rose 6.3% compared with published first-half 2001.

The Sidel Group posted a 6% rise in sales compared with the first half of 2001, following a 9% contraction for the full year 2001.

Sales generated by **core businesses** – Blowing, Coating, Filling, Conveying, Line Engineering and related services – climbed **7.9%**, a sharper increase than overall Group sales. Sales of the Filling Division, however, declined year-on-year, although this division's development efforts continued, primarily in aseptic lines.

The **Asia-Pacific** and **Middle East/Africa** regions remained on the same growth track as in first-quarter 2002.

These results are in line with the forecast of a return to growth and profitability in 2002, as announced at the Annual General Meeting of June 26, 2002.

Lastly, a preliminary investigation having been launched by the chief investigating magistrate Mr. Brisset-Foucault concerning possible management issues that may have taken place in 1999, the Management Board has decided, with the approval of the Supervisory Board at its meeting of July 26, 2002, that the Sidel Group will register as a party in the case ("partie civile"). This decision will be formalized in early September, owing to the summer recess of French courts.

Contact: Luc Oursel
Tel. +33 (0)2 32 85 82 11